20th Floor, Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

02 JUL -8 AM 10:15

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

02042420

Our Ref: GSD/TCHL/4123
27th June, 2002
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re : Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These document supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on June 23, 1993.

This information are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

PROCESSED
JUL 15 2002
THOMSON
FINANCIAL

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y.H. Tam
Secretary

7/9

Encl.

Annex A to Letter to the SEC
dated 27th June, 2002
of Tai Cheung Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Documents

1. Title : Announcement of Final Results for the Year Ended 31st March, 2002

   Date : 27th June, 2002

   Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

2. Title : Notification of Annual General Meeting

   Date : 27th June, 2002

   Entities requiring item :
   (i) Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company);
   (ii) Company's Bye-Laws; and
   (iii) pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act)

20th Floor, Hong Kong Club Building,
3A Chater Road, Central,
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4123
27th June, 2002
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
U.S.A.

COPY

Dear Sirs,

Re : Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These document supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on June 23, 1993.

This information are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y.H. Tam
Secretary

Encl.

Annex A to Letter to the SEC
dated 27th June, 2002
of Tai Cheung Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Documents

1. Title : Announcement of Final Results for the Year Ended 31st March, 2002

   Date : 27th June, 2002

   Entity requiring item : Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)

2. Title : Notification of Annual General Meeting

   Date : 27th June, 2002

   Entities requiring item :
   (i) Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company);
   (ii) Company's Bye-Laws; and
   (iii) pursuant to the Bermuda Companies Act (disclosure or distribution to security holders mandated but filing with a specific body or at a specific place is not required by the Act)

The Standard Friday, June 28, 2002

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of the Company will be held at the Chater Room III, Function Room Level, The Ritz-Carlton, Hong Kong, 3 Connaught Road, Central, Hong Kong on Friday, 6th September, 2002 at 10:00 a.m. for the following purposes:

1. To receive and consider the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st March, 2002.

2. To declare a final dividend.

3. To elect Directors and fix their remuneration.

4. To appoint Auditors and fix their remuneration.

5. To consider and, if thought fit, pass the following resolutions which will be proposed as Ordinary Resolutions:

   (a) "THAT:–

   (i) subject to paragraph (ii) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.10 each in the capital of the Company in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited be and is hereby generally and unconditionally approved;

   (ii) the aggregate nominal amount of shares of the Company which may be repurchased by the Company pursuant to the approval in paragraph (i) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of this Resolution, and the said approval shall be limited accordingly; and

   (iii) for the purpose of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:–

   (1) the conclusion of the next Annual General Meeting of the Company;

   (2) the expiration of the period within which the next Annual General Meeting of the Company is required by law to be held; and

   (3) the date on which the authority set out in this Resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting."

   (b) "THAT a general mandate be and is hereby unconditionally given to the Directors of the Company to issue and dispose of additional shares not exceeding 20% of the issued share capital of the Company as at the date of this Resolution until the next Annual General Meeting."

   (c) "THAT the general mandate granted to the Directors to issue and dispose of additional shares pursuant to Ordinary Resolution (b) set out in item 5 of the notice convening this meeting be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of any share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution (a) set out in item 5 of the notice convening this meeting, provided that such amount shall not exceed 10% of the aggregate nominal amount of the existing issued share capital of the Company."

By Order of the Board
Ivy Yee Har Tam
Secretary

Hong Kong, 27th June, 2002

Notes:

1. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. *The form of proxy must be deposited with the Company's Registrars in Hong Kong,* Computershare Hong Kong Investor Services Limited of 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the Meeting.

3. The Register of Members will be closed from Saturday, 31st August, 2002 to Friday, 6th September, 2002, both days inclusive, during which period no transfer of shares will be affected. In order to qualify for the proposed dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited, at the address set out above not later than 4:00 p.m. on Friday, 30th August, 2002.

4. An explanatory statement containing further details regarding resolution 5(a) will be sent to shareholders together with the 2002 Annual Report.

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

REPORT OF 2002

I am pleased to report that the audited group profit attributable to the shareholders for the year ended 31st March, 2002 amounted to HK$76.7 million, as compared with the loss of HK$85.4 million for the previous year. The improvement in earnings is mainly due to stabilization of the property market in Hong Kong.

An interim dividend of 2 cents per share was paid on 22nd February, 2002. The Board has recommended the payment of a final dividend of 2 cents per share to persons registered as shareholders on 6th September, 2002. Subject to the approval of shareholders at the forthcoming Annual General Meeting, the total dividend for the year will be 4 cents per share.

FINANCIAL RESULTS

		Year ended 31st March, 2002		Year ended 31st March, 2001
		HK$Million		*HK$Million*
Turnover *(Note 2)*		284.2		244.3
Cost of property sales		(177.1)		(119.5)
Property expenses		(35.6)		(34.3)
Gross profit		71.5		90.5
Administrative expenses		(40.1)		(35.8)
Provision against properties for sale		–		(78.0)
Provision for investment securities		(15.6)		(7.8)
Operating profit/(loss) *(Note 3)*		15.8		(31.1)
Finance costs		(13.2)		(21.8)
Share of profits/(losses) of associated companies		89.3		(15.5)
Profit/(loss) before taxation		91.9		(68.4)
Taxation *(Note 4)*				
Company and subsidiaries				
Hong Kong profits tax	(1.6)		(3.8)	
Deferred taxation	(1.1)		0.4	
Associated companies				
Hong Kong profits tax	(12.5)	(15.2)	(13.6)	(17.0)
Profit/(loss) attributable to shareholders		76.7		(85.4)
Dividends *(Note 5)*		24.7		12.4
Earnings/(loss) per share *(Note 6)*		$0.12		($0.14)

Notes:

1. **Basis of preparation**

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The accounts are prepared under the historical cost convention as modified by the revaluation of investment properties and investments in associated companies.

In the current year, the group adopted the following Statements of Standard Accounting Practices ("SSAPs") issued by the HKSA which are effective for the current financial year:

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 14 (revised)	:	Leases
SSAP 26	:	Segment reporting
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

The major changes to the group's accounting policies and their effect on the group's accounts resulting from the adoption of these SSAPs are summarised below. These changes in accounting policies have been applied retrospectively and the comparatives presented have been restated to conform with the changes in these accounting policies:

SSAP 30: Business combinations

Previously goodwill arising on the acquisition of subsidiaries was written off to reserves in the year of acquisition. Under SSAP 30, goodwill is required to be capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. Any impairment of the goodwill is recognised as an expense in the profit and loss account as it occurs.

The group has adopted SSAP 30 retrospectively by transferring all the goodwill previously written off against reserves of HK$2.5 million from other reserves to retained profit as at 1st April 2000, as all these goodwill amounts would have been fully amortised had they been capitalised and amortised over 20 years. There is no impact to the group's profit and loss accounts for the years ended 31st March 2002 and 2001 as a result of the adoption of this new SSAP.

2. **Turnover, revenues and segment information**

The group is principally engaged in property investment and development, investment holding and property management.

(a) *Business segments*

For the year ended 31st March, 2002

	Property development	Property leasing	Property management	Investment holding	Group
	HK$ Million	*HK$ Million*	*HK$ Million*	*HK$ Million*	*HK$ Million*
Turnover	188.1	87.7	7.9	0.5	284.2
Segment results	(46.5)	75.0	3.8	(15.6)	16.7
Unallocated costs					(0.9)
Operating profit					15.8

For the year ended 31st March, 2001

	Property development	Property leasing	Property management	Investment holding	Group
	HK$ Million	*HK$ Million*	*HK$ Million*	*HK$ Million*	*HK$ Million*
Turnover	162.9	71.0	9.2	1.2	244.3
Segment results	(90.1)	62.1	5.1	(7.3)	(30.2)
Unallocated costs					(0.9)
Operating loss					(31.1)

(b) *Geographical segments*

	Turnover 2002	Turnover 2001	Operating profit/(loss) 2002	Operating profit/(loss) 2001
	HK$ Million	*HK$ Million*	*HK$ Million*	*HK$ Million*
Hong Kong	283.9	220.4	37.2	(20.7)
United States of America	0.3	23.9	(21.4)	(10.4)
	284.2	244.3	15.8	(31.1)

3. **Operating profit/(loss)**

	2002	2001
	HK$ Million	*HK$ Million*
Operating profit/(loss) is stated after charging the following:		
Depreciation	0.2	0.4

4. **Taxation**

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits for the year.

5. **Dividends**

	2002	2001
	HK$ Million	*HK$ Million*
Interim, paid, of 2 cents (2001: 2 cents) per ordinary share	12.4	12.4
Final, proposed, of 2 cents (2001: Nil) per ordinary share	12.3	–
	24.7	12.4

6. **Earnings/(loss) per share**

The calculation of earnings/(loss) per share is based on the profit attributable to shareholders of HK$76.7 million (2001: loss attributable to shareholders of HK$85.4 million) and ordinary shares in issue of 617,531,425 (2001: 617,531,425).

BUSINESS REVIEW

Property Development

Construction of San Clemente Technology Park in California has started and sales have been encouraging. After the year end, your group has purchased Rural Building Lot No. 1164 at Chung Hom Kok for a luxury residential development of over 30,000 sq.ft.. The project is expected to be completed in about two years.

Hotel

Sheraton-Hong Kong Hotel, in which your group has a 35% interest, has performed better than expected. Even though there was a drop in tourist arrivals after the September 11 terrorist attacks, business has mostly recovered to the previous year levels since the end of 2001.

High-tech Investments

Your group has made new commitments to invest US$4 million in U.S. venture capital funds which will invest over the next four to five years mainly in communication technologies and biotechnologies.

LIQUIDITY AND FINANCIAL RESOURCES

The group's funding requirements are met with cash on hand, internally generated cash and, to the extent required, by external floating rate bank borrowings. Other sources of funds include dividends received from associated companies.

At 31st March 2002, the group's borrowings net of cash, was HK$187.1 million as compared with HK$390.2 million last year. The group's borrowings were secured by certain investment properties and other properties held by the group with a total carrying value of HK$865.5 million. Approximately 94.2% of the group's total borrowings were denominated in Hong Kong dollars and the remaining 5.8% were in United States dollars. The US dollar loans are directly tied in with the business of the group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

As at year end, approximately 77.4% of the group's borrowings were payable within one year and 22.6% were payable between two to five years.

The gearing ratio, which is calculated as the ratio of the bank borrowings to shareholders' funds, is maintained at a low level of 5.5% at 31st March 2002, when compared to 10.3% last year.

Committed borrowing facilities available to the group, but not drawn at 31st March 2002, amounted to HK$148.2 million. Together with the receipts over the next twelve months from tenants and purchasers of the group's properties, the liquid funds of the group is adequate to meet the anticipated working capital requirement in the coming year.

HUMAN RESOURCES

The group, excluding associated companies, employs a total of 241 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$45.1 million for the year ended 31st March 2002. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

The group has capital commitments in respect of investment securities as at 31st March 2002 of HK$116.7 million and the company has executed corporate guarantee as part of the securities for general banking facilities granted to certain wholly-owned subsidiaries.

PROSPECTS

The property market in Hong Kong is finally stabilizing after four turbulent years. However, with deflation and high unemployment rates, it will still be a challenging environment for property developers over the next few years.

With its strong financial position and fewer competitors, your group is expected to benefit from the current property market.

PURCHASE, SALE OR REDEMPTION

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

PUBLICATION OF ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") will be published on the website of the Stock Exchange in due course.

By Order of the Board
DAVID P. CHAN
Chairman

Hong Kong, 27th June, 2002